As filed with the United States Securities and Exchange Commission on March 30, 2009
Registration No. 333-158167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FRONTEER DEVELOPMENT GROUP INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	98-0489614 (IRS Employer Identification Number)
1650-1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9 Canada
(604) 632-4677
(Address and telephone number of Registrant’s
principal executive offices)
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7500
(Name, address (including zip code) and telephone
number (including area code) of agent for service
in the United States)
Copies to:

Sean Tetzlaff Chief Financial Officer and Corporate Secretary Fronteer Development Group Inc. 1650-1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Canada (604) 632-4677	Kevin J. Thomson, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario M5X 1B1 Canada (416) 863-0900	Bonnie J. Roe, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

     This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐

Explanatory Note
     Please note that in this Amendment No. 1, we are filing only Part II of the Registration Statement and the only change that is being made is the addition of certain exhibits in connection with the Registrant’s filing of an Annual Report on Form 40-F on March 30, 2009.

-ii-

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
     Under the BUSINESS CORPORATIONS ACT (Ontario), as amended, the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and such individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative or other proceeding in which the individual is involved because of that association with the Registrant or other entity, on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful. Further, the Registrant may, with court approval, indemnify an individual described above in respect of an action by or on behalf of the Registrant or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled conditions (i) and (ii) above.
     In accordance with the BUSINESS CORPORATIONS ACT (Ontario), as amended, the by-laws of the Registrant provide for the indemnification of a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor, and such individual’s heirs and legal representatives, against any and all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual was made a party by reason of being or having been a director or officer of the Registrant or other entity, if the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     The Registrant has also entered into Indemnity Agreements with certain of its directors and officers, providing a contractual right to indemnification and advancement of expenses under circumstances in which the Registrant is permitted to provide indemnification under the BUSINESS CORPORATIONS ACT (Ontario), as amended. A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Indemnity Agreements, the by-laws of the Registrant and the BUSINESS CORPORATIONS ACT (Ontario), as amended. For further information regarding the Registrant’s policy of insurance for its directors and officers see the “Report on Executive Compensation” in the Management Information Circular of the Registrant dated March 14, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the U.S. Securities and Exchange Commission on March 31, 2008.
     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

Exhibits
     The following exhibits have been filed as part of this Registration Statement on Form F-8.

3.1	Registrant’s Annual Information Form dated March 27, 2008 for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.2	Management Information Circular of the Registrant dated March 14, 2008 prepared in connection with the annual meeting of shareholders of the Registrant held on May 6, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 31, 2008.

3.3	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.4	Comparative Unaudited Consolidated Financial Statements of the Registrant and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on November 14, 2008.

3.5	Material Change Report of the Registrant dated February 6, 2008 regarding the execution of a letter of intent by the Registrant relating to its Northumberland and Sandman projects, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 6, 2008.

3.6	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.7	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.8	Material Change Report of the Registrant dated April 18, 2008 regarding the effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on April 21, 2008.

3.9	Material Change Report of the Registrant dated June 5, 2008 regarding the increase in deposit size and significance of the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on June 5, 2008.

3.10	Material Change Report of the Registrant dated August 8, 2008 regarding the reclassification of certain mineral resources located at the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on August 11, 2008.

3.11	Material Change Report of the Registrant dated September 24, 2008 regarding the completion of earn-in at the Registrant’s Long Canyon gold project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on September 24, 2008.

3.12	Material Change Report of the Registrant dated December 29, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the Commission pursuant to Rule 425 on December 29, 2008.

3.13	Material Change Report of the Registrant dated March 10, 2009 regarding the Registrant’s take-up and acceptance for payment of common shares of Aurora under its offer for Aurora, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 10, 2009.

3.14	Material Change Report of the Registrant dated March 13, 2009 regarding the Registrant’s announcement of its first resource estimate in respect of the Long Canyon joint venture project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 16, 2009.

3.15	Registrant’s Annual Information Form dated March 30, 2009 for the fiscal year ended December 31, 2008, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 30, 2009.

3.16	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 30, 2009.

3.17	Management Information Circular of the Registrant dated March 20, 2009 prepared in connection with the annual meeting of shareholders of the Registrant to be held on May 7, 2009, incorporated by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 30, 2009.

4.1	Consent of Christopher Lee.*

4.2	Consent of Ian Cunningham-Dunlop.*

4.3	Consent of Dr. D.H.C. Wilton.*

4.4	Consent of Gary Giroux.*

4.5	Consent of Dr. Mark O’Dea.*

4.6	Consent of Jim Lincoln.*

4.7	Consent of Peter Grieve.*

4.8	Consent of Michael M. Gustin.*

4.9	Consent of George Lanier*

4.10	Consent of Jim Ashton.*

4.11	Consent of Steven Ristorcelli.*

4.12	Consent of David Griffith.*

4.13	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada.**

4.14	Consent of PricewaterhouseCoopers LLP.*

4.15	Consent of KPMG LLP.**

4.16	Consent of Moira Smith.*

5.1	Powers of Attorney, included as part of signature page to the original filing of this Registration Statement on Form F-8.

*	Filed herewith

**	Previously filed

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on March 30, 2009.

FRONTEER DEVELOPMENT GROUP INC.
By:	/s/ Sean Tetzlaff
	Name:	Sean Tetzlaff
	Title:	Chief Financial Officer and Corporate Secretary

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on March 30, 2009:

/s/ Mark O’Dea*	/s/ George Bell*

Mark O’Dea President, Chief Executive Officer and Director (Principal Executive Officer)	George Bell Director

/s/ Sean Tetzlaff	/s/ Lyle R. Hepburn*

Sean Tetzlaff Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)	Lyle R. Hepburn Director

/s/ Oliver Lennox King*	/s/ Jo Mark Zurel*

Oliver Lennox-King Chairman of the Board and Director	Jo Mark Zurel Director

/s/ Donald McInnes*	/s/ Scott Hand*

Donald McInnes Director	Scott Hand Director

*By Sean Tetzlaff Acting by Power of Attorney

/s/ Sean Tetzlaff

Sean Tetzlaff

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Reno, State of Nevada, on March 30, 2009.

FRONTEER DEVELOPMENT USA INC.
By:	/s/ James B. Lincoln
	Name:	James B. Lincoln
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

3.1	Registrant’s Annual Information Form dated March 27, 2008 for the fiscal year ended December 31, 2007, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.2	Management Information Circular of the Registrant dated March 14, 2008 prepared in connection with the annual meeting of shareholders of the Registrant held on May 6, 2008, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 31, 2008.

3.3	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 28, 2008.

3.4	Comparative Unaudited Consolidated Financial Statements of the Registrant and the notes thereto as at September 30, 2008 and for the nine month periods ended September 30, 2008 and 2007, together with Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on November 14, 2008.

3.5	Material Change Report of the Registrant dated February 6, 2008 regarding the execution of a letter of intent by the Registrant relating to its Northumberland and Sandman projects, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 6, 2008.

3.6	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in reserves at Aurora’s Michelin uranium deposit, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.7	Material Change Report of the Registrant dated February 25, 2008 regarding the increase in Aurora’s total resource estimates and expansion of new projects in coastal Labrador, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on February 25, 2008.

3.8	Material Change Report of the Registrant dated April 18, 2008 regarding the effects of Newfoundland and Labrador government uranium mining moratorium and allowance of uranium exploration activities thereunder, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on April 21, 2008.

3.9	Material Change Report of the Registrant dated June 5, 2008 regarding the increase in deposit size and significance of the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on June 5, 2008.

Exhibit No.	Description

3.10	Material Change Report of the Registrant dated August 8, 2008 regarding the reclassification of certain mineral resources located at the Registrant’s Northumberland project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on August 11, 2008.

3.11	Material Change Report of the Registrant dated September 24, 2008 regarding the completion of earn-in at the Registrant’s Long Canyon gold project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on September 24, 2008.

3.12	Material Change Report of the Registrant dated December 29, 2008 regarding the Registrant’s announcement of its intention to make an offer to acquire all of the common shares of Aurora not already owned by the Registrant, incorporated herein by reference to the Registrant’s filing with the Commission pursuant to Rule 425 on December 29, 2008.

3.13	Material Change Report of the Registrant dated March 10, 2009 regarding the Registrant’s take-up and acceptance for payment of common shares of Aurora under its offer for Aurora, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 10, 2009.

3.14	Material Change Report of the Registrant dated March 13, 2009 regarding the Registrant’s announcement of its first resource estimate in respect of the Long Canyon joint venture project, incorporated herein by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 16, 2009.

3.15	Registrant’s Annual Information Form dated March 30, 2009 for the fiscal year ended December 31, 2008, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 30, 2009.

3.16	Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, together with the report of the auditors thereon, and Management’s Discussion and Analysis relating thereto, incorporated herein by reference to the Registrant’s Annual Report on Form 40-F, as filed with the Commission on March 30, 2009.

3.17	Management Information Circular of the Registrant dated March 20, 2009 prepared in connection with the annual meeting of shareholders of the Registrant to be held on May 7, 2009, incorporated by reference to the Registrant’s Report on Form 6-K, as furnished to the Commission on March 30, 2009.

4.1	Consent of Christopher Lee.*

4.2	Consent of Ian Cunningham-Dunlop.*

4.3	Consent of Dr. D.H.C. Wilton.*

4.4	Consent of Gary Giroux.*

4.5	Consent of Dr. Mark O’Dea.*

4.6	Consent of Jim Lincoln.*

4.7	Consent of Peter Grieve.*

Exhibit No.	Description

4.8	Consent of Michael M. Gustin.*

4.9	Consent of George Lanier.*

4.10	Consent of Jim Ashton.*

4.11	Consent of Steven Ristorcelli.*

4.12	Consent of David Griffith.*

4.13	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, Canada.**

4.14	Consent of PricewaterhouseCoopers LLP.*

4.15	Consent of KPMG LLP.**

4.16	Consent of Moira Smith.*

5.1	Powers of Attorney, included as part of signature page to the original filing of this Registration Statement on Form F-8.

*	Filed herewith

**	Previously filed